Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

May 17, 2005

VIA EDGAR AND

FACSIMILE

Mail Stop 4-6

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Perry Hindin

	Re:	Occam Networks, Inc. Preliminary Proxy Statement Initially Filed May 2, 2005 File No. 000-30741

Dear Mr. Hindin:

On behalf of Occam Networks, Inc. (“Occam”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) discussed in our telephone conversations on May 11, 2005 relating to the Preliminary Proxy Statement of Occam Networks, Inc. (File no. 000-30741) initially filed on May 2, 2005 (the “Proxy Statement”).

Attached to this letter are changed pages to the Proxy Statement. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with Occam’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Proxy Statement. A copy of this letter and a marked copy of the Changed Pages have been sent to you via facsimile.

Preliminary Proxy Statement

Proposal Three: Amendment Authorizing Reverse Stock Split.

1.

In the section captioned “—Principal Effects of an Effective Reverse Stock Split” you have included a table setting out the number of shares of common stock outstanding, common stock reserved for issuance and authorized shares of common stock available for issuance under three alternative scenarios (the “Share Scenario Table”). This table should be expanded to provide share information in the event that both Proposal Three and Proposal

United States Securities and Exchange Commission

Re: Occam Networks, Inc.

May 17, 2005

Four (increasing the number of authorized shares) are approved and various Reverse Split ratios are effected.

Occam has revised the table on page 19 of the Proxy Statement in response to the Staff’s comment.

2.	In the Share Scenario Table, please explain why the shares of common stock outstanding, shares of common stock reserved for issuance plus the authorized shares of common stock available for issuance do not equal the total authorized shares of common stock under each scenario.

Occam acknowledges that the sum of the share numbers set forth in each row of the Share Scenario Table should equal the total authorized shares of common stock under each scenario. Occam has revised the figures set forth in the Share Scenario Table on page 19 of the Proxy Statement to reflect the total authorized common shares under each scenario presented.

3.	If Proposal Four increasing the authorized shares of common stock is approved and Proposal Three relating to the Reverse Stock Split is also approved and effected, the resulting number of authorized shares of common stock available for issuance will be substantially greater than the total number of shares of common stock outstanding or reserved for issuance. If this result is intended, make it clear to the reader that such results are possible and explain why the Occam board feels that shares authorized and available for issuance should be many times greater than shares outstanding plus shares reserved for issuance.

Occam has added disclosure to pages 18 and 19 of the Proxy Statement to highlight the potential impact of Proposals Three and Four on the ratio of authorized and available shares to outstanding and reserved shares. Occam has also added disclosure on page 18 of the Proxy Statement as to the reasons why the Occam board feels that creating the possibility of a very high ratio of authorized and available shares to outstanding and reserved shares is necessary at this time. Occam has further revised the Share Scenario Table on page 19 of the Proxy Statement by adding a fifth column which indicates the authorized and available shares as a percentage of outstanding plus reserved shares.

4.	Except for the above-cited matters, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1934 has been included.

Occam acknowledges and understands the Staff’s position.

United States Securities and Exchange Commission

Re: Occam Networks, Inc.

May 17, 2005

Other Matters

In addition to the changes discussed above, Occam has revised page 4 of the Proxy Statement to discuss the potential impact of the May 5, 2005 decision of the Delaware Supreme Court in Vantage Point Ventures Partners 1996 v. Examen, Inc. to invalidate Section 2115 of the California Corporations Code as it purports to apply to corporations incorporated in the State of Delaware.

Occam confirms that no additional material changes have been made to the Proxy Statement for reasons other than (i) in response to a specific Staff comment and (ii) as noted in this response letter.

Please direct your questions or comments to Robert Kornegay (650-320-4553) or me (650-320-4557). In addition, we would request that you provide a copy of any future correspondence regarding this matter to the attention of Mr. Kornegay and me at fax number 650-496-4367. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ ASAF KHARAL
Asaf Kharal

cc:	Howard Bailey, Chief Financial Officer, Occam Networks, Inc.

Ronald Hughes, General Counsel, Occam Networks, Inc.

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

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☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

OCCAM NETWORKS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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Quorum Requirement

A quorum, which is a majority of our outstanding shares as of the record date, [                    ], 2005, must be present in order to hold the meeting and to conduct business. For purposes of determining a quorum, each share of Occam Series A-2 preferred stock will be treated on an as-if-converted to common stock basis. As of the record date, each share of Series A-2 preferred stock was convertible into approximately 90.9 shares of common stock. If a quorum is not present at the scheduled time of the annual meeting, the stockholders who are present may adjourn the annual meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given, unless the adjournment is for more than thirty days, or if after the adjournment a new record date is set for the adjourned meeting. An adjournment will have no effect on the business that may be conducted at the annual meeting. Your shares will be counted as being present at the meeting if you appear in person at the meeting or if you submit your proxy over the Internet, by telephone, or by submitting a properly executed proxy card.

Votes Required for Each Proposal

The vote required and method of calculation for the proposals to be considered at the annual meeting are described below. Please note that for purposes of determining the number of shares of outstanding voting stock of Occam, each share of Occam Series A-2 preferred stock will be treated on an as-if-converted to common stock basis. As of the record date, each share of Series A-2 preferred stock was convertible into approximately 90.9 shares of common stock.

Proposal One — Election of Directors. Proposal to elect the six director nominees identified in these proxy materials.

Directors are elected by a plurality of the affirmative votes cast by those shares present in person or represented by proxy and entitled to vote at the annual meeting. The six nominees receiving the highest number of affirmative votes will be elected.

Under Delaware law, cumulative voting in the election of directors is not mandatory but is a permitted option if so provided in a corporation’s certificate of incorporation. Our amended and restated certificate of incorporation does not provide for cumulative voting rights. Nevertheless, Section 708 of the California Corporations Code (the “CCC”), which may be applicable to us by virtue of Section 2115 of the CCC, requires that companies allow cumulative voting. Under Section 2115 of the CCC, certain foreign corporations (i.e., corporations not organized under California law such as Occam) are placed in a special category if they have characteristics of ownership and operation that indicate that they have significant contacts with California. So long as the foreign corporation is in this special category and it is not listed on one of the approved national stock exchanges, such as the New York Stock Exchange or the Nasdaq National Market, it may be subject to a number of key provisions of the CCC even though it may be not a California corporation.

We may be subject to Section 2115. In May 2005, the Delaware Supreme Court in Vantage Point Venture Partners 1996 v. Examen, Inc. held that Section 2115 violates the internal affairs doctrine and thus does not apply to Delaware corporations. If followed by California courts, this ruling would mean that the cumulative voting requirements and other sections of the CCC do not apply to us. We are currently evaluating the impact of the Delaware Supreme Court’s decision on us. However, for purposes of our 2005 annual meeting of stockholders, we will permit cumulative voting if any stockholder properly requests to cumulate votes. Stockholders may be entitled to as many votes as equal the number of shares of common stock held by such stockholder multiplied by the number of directors to be elected, and such stockholder may cast all of such votes for a single nominee or may distribute them among two or more nominees. For example, if you own 10 shares and 11 directors are being elected, you have 110 votes — you can cast all of them for one or more directors if you so choose. No stockholder, however, will be entitled to cumulate votes unless the name(s) of the candidate(s) has (have) been placed in nomination prior to the

Principal Effects Of an Effective Reverse Stock Split

If the Reverse Stock Splits are authorized at the annual meeting of stockholders and the Effective Reverse Stock Split is implemented, each issued share of common stock immediately prior to the effective time of the Effective Reverse Stock Split, including any treasury shares, will automatically be converted, as of the effective time of the Effective Reverse Stock Split, into a fraction of a share of common stock. Depending on the ratio approved by the board, the fraction may be 1/10, 1/15, 1/20, 1/25, 1/30, 1/35, or 1/40.

Proportional adjustments will be made to the maximum number of shares issuable under, and other terms of, Occam’s stock plans, as well as to the number of shares issuable under, and the exercise price of, Occam’s outstanding options and warrants. For example, if a ratio of 1:10 were selected by the board the number of shares of common stock underlying our outstanding options and warrants would be reduced by a factor of ten and the exercise prices would be increased by a factor of ten. In addition, a proportional adjustment would be made to the applicable conversion price of our outstanding Series A-2 preferred stock as described below under the caption “Effect on Occam Preferred Stock.”

No fractional shares of common stock will be issued in connection with any of the Reverse Stock Splits. Holders of common stock who would otherwise receive a fractional share of common stock pursuant to the Reverse Stock Splits will receive cash in lieu of the fractional share, as explained more fully below under the heading “Cash Payment in Lieu of Fractional Shares.” Because no fractional shares of common stock will be issued in connection with the proposed Reverse Stock Splits, holders of common stock could be eliminated in the event that the Reverse Stock Splits are adopted. As of the record date for the annual meeting, we had few record holders of our common stock who held fewer than forty shares of common stock. Therefore, we believe that the Effective Reverse Stock Splits, if adopted, even at a ratio of 1:40 would have no significant effect on the number of record holders of our common stock.

Because the Reverse Stock Splits would apply to all issued shares of common stock, the proposed Reverse Stock Splits would not alter the relative rights and preferences of existing stockholders.

The Reverse Stock Splits would not affect the par value of our common stock. As a result, at the effective time of the Effective Reverse Stock Split, the stated capital with respect to our common stock on our balance sheet would be reduced to the fraction of its present amount related to the ratio of the Effective Reverse Stock Split, and the additional paid-in capital account would be credited with the amount by which the stated capital account is reduced. The Reverse Stock Splits would affect our per share loss and net book value per share of the common stock following the Effective Reverse Stock Split, as there would be fewer shares of common stock outstanding.

If the Effective Reverse Stock Splits are authorized at the annual meeting of stockholders and effected by filing an amendment to the amended and restated certificate of incorporation, some stockholders may consequently own “odd lots” of less than one hundred shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally higher than the costs of transactions in “round lots” of even multiples of 100 shares. Therefore, those stockholders who own odd lots following a Reverse Stock Split may be required to pay higher transaction costs should they then determine to sell their shares of common stock.

If a Reverse Stock Split is implemented, proportional adjustments will not be made to the total number of authorized shares of Occam common stock. Accordingly, if this Proposal Three is approved and implemented, the Effective Reverse Stock Split will increase the proportion of authorized but unissued shares of Occam’s common stock relative to our outstanding and reserved common stock. Pursuant to the Effective Reverse Stock Split, the number of outstanding shares of our common stock will be reduced by a factor of ten, fifteen, twenty, twenty-five, thirty, thirty-five, or forty, as the board may determine. However, the number of shares of common stock and preferred stock authorized by our amended and restated certificate of incorporation will not be reduced. As illustrated by the table below, this could result in a substantial increase in the authorized shares of common stock available for issuance. In fact, if Proposal Three to authorize a Reverse Stock Split and Proposal Four to increase our authorized shares of common stock are both approved, and a Reverse Stock Split of 1:40 is effected, our authorized shares of common stock available for issuance would increase from the current level of 58,579,172 shares to 932,714,479 shares. At the same time, our common stock outstanding or reserved for issuance would be reduced to a total of approximately 17,285,521. This would mean that our authorized stock available for future issuance would represent approximately 5,396% of our outstanding plus reserved common shares.

The additional shares available for issuance could be used from time to time for corporate purposes and would provide us with flexibility for such actions as raising additional capital, acquiring assets, and sales of stock or securities convertible into common stock. We have no current plans to raise additional capital, acquire other companies or their assets or sell convertible securities. In the event that that Proposal Four to increase our authorized shares of common stock is approved and a Reverse Stock Split is effected, our board of directors may consider a possible reduction in Occam’s authorized common stock, but the board will be under no obligation to effect any such reduction. Our board of directors does not believe that it can make a determination at this time to reduce the authorized capital stock without knowing both the size of the Reverse Stock Split to be implemented and Occam’s capital requirements at the time the Reverse Stock Split is implemented. Our board of directors understands that if Proposals Three and Four are both approved and a 1:40 Effective Reverse Stock Split is implemented, our authorized common shares available for issuance could represent approximately 5,396% of our outstanding plus reserved common shares.

The table below illustrates the effect, as of April 22, 2005, of (A) an Effective Reverse Stock Split at each of the proposed ratios, with and without a seperate increase in authorized shares pursuant to Proposal Four, and (B) no Effective Reverse Stock Split both before and after filing, if approved and effected, the amendment increasing authorized shares proposed under Proposal Four, on our (i) shares of common stock outstanding, (ii) authorized shares of common stock reserved for issuance pursuant to options, warrants, conversion of our Series A-2 preferred stock or other arrangements, and (iii) our shares of common stock which are neither outstanding nor reserved for issuance and are therefore available for issuance. The table does not take into account fractional shares.

Reverse Split Ratio	Shares of Common Stock Outstanding (A)	Shares of Common Stock Reserved for Issuance (B)	Authorized Shares of Common Stock Available for Issuance (C)	Authorized Shares of Common Stock Available for Issuance as a % of Shares of Common Stock Outstanding and Reserved for Issuance (C/(A+B))
No reverse split and no amendment increasing shares	269,247,862	422,172,966	58,579,172	8%
No reverse split and authorized shares increased per Proposal Four	269,247,862	422,172,966	258,579,172	37%
No amendment increasing authorized shares and the following reverse splits:
1:10	26,924,786	42,217,297	680,857,917	985%
1:15	17,949,857	28,144,864	703,905,279	1527%
1:20	13,462,393	21,108,648	715,428,959	2069%
1:25	10,769,914	16,886,919	722,343,167	2612%
1:30	8,974,929	14,072,432	726,952,639	3154%
1:35	7,692,796	12,062,085	730,245,119	3697%
1:40	6,731,197	10,554,324	732,714,479	4239%
Authorized shares increased per Proposal Four and the following reverse splits:
1:10	26,924,786	42,217,297	880,857,917	1274%
1:15	17,949,857	28,144,864	903,905,279	1961%
1:20	13,462,393	21,108,648	915,428,959	2648%
1:25	10,769,914	16,886,919	922,343,167	3335%
1:30	8,974,929	14,072,432	926,952,639	4022%
1:35	7,692,796	12,062,085	930,245,119	4709%
1:40	6,731,197	10,554,324	932,714,479	5396%

We could also use the additional shares of common stock that would become available for issuance if the Reverse Stock Splits are approved to oppose a hostile takeover attempt or delay or prevent a change of control or changes in or removal of our management, including any transaction that may be favored by a majority of our stockholders or in which our stockholders might otherwise receive a premium for their shares over then-prevailing market prices or benefit in some other manner. For example, without further shareholder approval, the board of directors could strategically sell shares of common stock in a private transaction to purchasers who would oppose a takeover or favor our current board of directors. Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, the Reverse Stock Split proposal is not being proposed in response to any effort of which we are aware to accumulate shares of our common stock or obtain control of Occam. Additional discussion of the possible anti-takeover effects of an increase in our authorized common stock is under the heading “Potential Anti-Takeover Effects” in Proposal Four. You should read that additional discussion in determining whether or not to approve this Proposal Three.

Our common stock is currently registered under the Securities Exchange Act of 1934, as amended, and we are subject to the periodic reporting and other requirements of the Exchange Act. The Effective Reverse Stock Split will not affect the registration of our common stock under the Exchange Act.